MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

March 4, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Agnico-Eagle Signs Letter of Intent to Joint Venture Miranda’s Cono and
BPV Projects

Miranda Gold Corp. is pleased to announce that it has signed a letter of intent to joint venture its Cono and BPV projects located in Eureka County, Nevada, with Agnico-Eagle (USA) Ltd. (“Agnico”).

The BPV and CONO projects, located in the Cortez Trend, total 116 claims (3.75 square miles). The projects lie approximately three miles south of the ET Blue Project in Horse Creek Valley where the Cortez Joint Venture conducted a major drill program in 2002-2003.

Both BPV and CONO lie within a west-northwest structural projection of fault-controlled mineralization. The properties lie north of the mineralized Grouse Creek Fault and south and adjacent to the altered Dry Hills fault, which bounds the Cortez Window. Historic drilling on the CONO claims has shown that lower-plate carbonate rocks exist in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper-plate clastic rocks and chert but lower-plate carbonate rocks may occur at depths that could be economically attractive. Sub-cropping intrusive rock is mapped on the west side of the BPV project. Limited surface sampling on the BPV project demonstrates the existence of a cohesive stream sediment anomaly on the south end of the property.

Miranda justified the acquisition of BPV and CONO on a generative model that infers 1) the existence of a structural trend between the Cortez Hills deposits and the ET Blue project and 2) a continuation of that trend into Horse Creek Valley. Miranda believes that the Horse Creek Valley area has a geologic setting similar to Crescent Valley, which hosts the Pipeline-Cortez mine complex.

Under the terms of the Letter of Intent, Agnico may pay a total of $355,000 to Miranda over the five-year earn-in period. Agnico can earn a 60% interest in the property by spending $1.5 million in exploration expenditures over five years, of which $50,000 will be expended during the first year. After completing the 60% earn-in phase, Agnico can elect to earn an additional 10% interest in the Cono and the BPV projects (for a total 70% interest) by completing a bankable feasibility study and funding a minimum annual work commitment of

$200,000. After completion of the feasibility study, Miranda can request that Agnico arrange Miranda’s share of project financing, in which case Agnico will earn an additional 5% interest (for a total 75% interest) in the project.

These Miranda projects fit well with ongoing exploration that Agnico, Placer Dome and the Cortez Joint Venture have been conducting in the area. Furthermore, Agnico brings significant Nevada expertise and experience to Miranda’s projects, which meet the technical hurdles required for joint venture by Angico.

Agnico-Eagle is an intermediate-sized gold producer, with production of 271,567 ounces in 2004. Agnico's shares are listed on The New York Stock Exchange under the ticker symbol AEM and the Toronto Stock Exchange under the symbol AGE. Agnico is actively pursuing opportunities in the Cortez Trend, and Miranda is pleased to have Agnico as a partner on the Cono and BPV projects.

Miranda Gold Corp is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. In addition to Agnico-Eagle, Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., and Golden Aria Corp.

The signing of the formal agreement between Miranda and Agnico on this transaction is subject to final management approval of both companies.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.